Exhibit 10.1

August 17, 2022

Richard A. Johnson

Foot Locker, Inc.

330 West 34th Street

New York, New York 10001

Dear Dick,

In concert with the CEO succession planning process and the designation of a successor candidate, you have informed the Board of Directors of Foot Locker, Inc., a New York corporation with its principal office located at 330 West 34th Street, New York, New York 10001 (the “Company”) of your intent to retire from the Company. In recognition of your service and anticipated retirement, and to ensure a smooth transition, you and the Company have mutually agreed to enter into this Letter Agreement (this “Agreement”) as of the date first written above (the “Execution Date”).

You and the Company previously entered into a Senior Executive Employment Agreement, dated as of November 6, 2014 (the “Employment Agreement”), the terms of which are incorporated by reference herein. To the extent there is a conflict between the terms of this Agreement and of the Employment Agreement, this Agreement shall govern.

1.	Employment Transition Period. You and the Company hereby agree to the following in respect of your retirement from the Company, its subsidiaries, and other corporate affiliates (collectively, the “Employer”):
(a)	Service as Executive Chairman. You shall continue to serve as President and Chief Executive Officer of the Company through August 31, 2022 (the “Transition Date”). Commencing September 1, 2022, you will assume the role of Executive Chairman and will serve in such role through January 31, 2023 (the “Executive Chairman Term”). Through the end of the Executive Chairman Term, you will continue to receive your monthly base pay in effect as of the payroll period immediately preceding the date hereof, payable in accordance with the Employer’s pay practices as in effect from time to time. You shall also (A) remain eligible to receive your 2022 award pursuant to the Foot Locker Executive Incentive Cash Compensation Plan (the “Bonus Plan”) (without pro-ration), payable at such time as the 2022 Bonus Plan amounts are paid to senior executives of the Company, which will be no later than two and one-half months following the end of the Company’s 2022 fiscal year, and (B) continue to vest in any outstanding awards under the Company’s 2007 Stock Incentive Plan, as amended and restated (the “Stock Incentive Plan”) in accordance with the existing terms of such awards.
(i)	During the Executive Chairman Term, you will:
(1)	continue to serve in a full time capacity in the role of Executive Chairman of the Company reporting to the Foot Locker, Inc. Board of Directors (the “Board”) and coordinate with the Lead Independent Director, as appropriate;

(2)	consult with the Company’s Chief Executive Officer regarding, without limitation and consistent with your job duties and responsibilities at the Transition Date, the financial, operational, commercial, legal (including public company reporting), and administrative business and activities of the Employer and/or one or more of its subsidiaries or affiliates; and
(3)	help transition your current role and responsibilities to the Company’s Chief Executive Officer.
(ii)	You will not be eligible to receive any Bonus Plan grant in respect of the Company’s 2023 fiscal year or receive any additional equity grants following the date hereof.
(iii)	You and the Employer intend that your level of services during the Executive Chairman Term will be more than twenty percent (20%) of the level of services provided by you to the Employer over the thirty six (36) month period preceding the Transition Date, such that you will not have incurred a separation from service within the meaning of Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”) for purposes of any Employer nonqualified deferred compensation plan in which he participates.
(b)	Service as Senior Advisor.
(i)	Commencing February 1, 2023, you will assume the role of Senior Advisor and will continue in such role through a date to be mutually agreed upon by you and the Non-Executive Chair of the Company, which date shall be no earlier than April 1, 2023 and no later than April 15, 2023 (the “Separation Date” and such term, the “Senior Advisor Term”). During the Senior Advisor Term, you will receive monthly base pay in an amount equal to fifty percent (50%) of such base pay in effect as of the payroll period immediately preceding the date hereof, payable in accordance with the Employer’s pay practices as in effect from time to time. You will also continue to vest in any outstanding awards under the Company’s Stock Incentive Plan in accordance with the existing terms of such awards.
(ii)	You and the Employer intend that your level of services during the Senior Advisor Term will be more than twenty percent (20%) of the level of services provided by you to the Employer over the thirty six (36) month period preceding the Transition Date, such that you will not have incurred a separation from service within the meaning of Section 409A for
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purposes of any Employer nonqualified deferred compensation plan in which he participates.

(c)	Office and Administrative Assistance. While you are serving as Executive Chairman and Senior Advisor, the Employer will provide you with an office and suitable administrative support services at the Employer’s office in St. Petersburg, Florida.
(d)	Benefits and Fringe Benefits. While you are serving as Executive Chairman and Senior Advisor, you will continue to be eligible to participate in the Company’s employee benefit programs and fringe benefits as set forth in Sections 5(c)(i), (v) and (vi) of the Employment Agreement.
(e)	Retirement Date. You acknowledge and agree that on the Separation Date, your employment with Employer will terminate by reason of your retirement unless earlier (1) terminated by reason of your death, or (2) terminated by the Employer for Cause (as defined in the Employment Agreement). You acknowledge and agree that, in connection with your entering into this Agreement, you hereby waive the right to terminate your employment for “Good Reason.” The Company agrees that any purported termination of your employment by the Company other than for Cause during the Executive Chairman Term and the Senior Advisor Term would constitute a breach of this Agreement and entitle you to receive the benefits and payments set forth in Section 8(d) of the Employment Agreement, subject to the conditions set forth therein.
2.	Post-Termination Obligations and Restrictive Covenants.
(a)	The “Non-Competition and Confidentiality” provision of the Employment Agreement, paragraph 9, will remain outstanding and not be impacted by the execution of this Agreement.
(b)	Non-Solicitation of Employees. You understand and acknowledge that the Employer has expended and continues to expend significant time and expense in recruiting and training its employees and that the loss of employees would cause significant and irreparable harm to the Employer. You therefore further agree not to directly or indirectly solicit, hire, recruit, attempt to hire or recruit, or induce the termination of employment of any employee of the Employer for the remainder of your employment with the Employer and for two (2) years to run consecutively, beginning on the Separation Date.
3.	Cooperation. You and the Employer agree that certain matters in which you have been involved during your employment may need your cooperation with the Employer in the future. Accordingly, for a period of two (2) years after the Separation Date, to the extent reasonably requested by the Employer and upon reasonable advance notice, you shall cooperate with the Employer regarding matters arising out of or related to your service to the Employer. The Employer shall reimburse you for reasonable expenses, excluding legal fees incurred in connection with this cooperation. If the Employer requires your
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cooperation during the two (2) year period following the Separation Date, and such cooperation requires more than twenty (20) hours of Employee’s time in total, Employer shall pay you an hourly or per diem fee based on Employee’s base salary as of the Separation Date for documented time spent as a condition to providing such cooperation.

4.	Certain Communications. You agree that you shall not at any time engage in, make, publish, or communicate to any person or entity in any public forum any defamatory or maliciously false remarks, comments, or statements (“Disparaging Conduct”) concerning the Employer or its businesses, or any of its employees, officers, or directors. This commitment does not in any way restrict or impede you from exercising protected rights, including rights under the National Labor Relations Act (NLRA) or the federal securities laws, including the Dodd-Frank Act, to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency; provided that such compliance does not exceed that required by the law, regulation, or order. You shall promptly provide written notice of any such order to the Employer’s General Counsel at sclarke@footlocker.com and at 330 West 34th Street, New York, New York 10001. The Company agrees to instruct, and will use reasonable efforts to cause, members of its senior management and members of the Board of Directors not to engage in any Disparaging Conduct regarding you or your services with the Employer.
5.	Indemnification. In addition to the coverage provided to you by the Company’s directors and officers liability policy, during the Executive Chairman Term and the Senior Advisor Term, the Company will indemnify you to the same extent as you were indemnified by the Company prior to the Transition Date in respect of your employment as President and Chief Executive Officer.
6.	Legal Fees. Subject to Section 11, the Company will reimburse you for your reasonable legal fees incurred in connection with the preparation and negotiation of this Agreement up to a total of $25,000.
7.	Successors and Assigns. The Employer may freely assign this Agreement at any time. This Agreement shall inure to the benefit of the Employer and its successors and assigns. You may not assign this Agreement in whole or in part. Any purported assignment by you shall be null and void from the initial date of the purported assignment.
8.	Governing Law, Jurisdiction, and Venue. This Agreement, and all matters arising out of or relating to this Agreement, and your employment or termination of employment with Employer, for all purposes shall be governed by and construed in accordance with the laws of New York, without regard to any conflicts of laws principles that would require the laws of any other jurisdiction to apply.
9.	Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between the Employer and you relating to your separation of employment and supersedes all prior and contemporaneous understandings, discussions, agreements, representations, and warranties, both written and oral, regarding such subject matter; provided, however, that nothing in this Agreement modifies,
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supersedes, voids, or otherwise alters your Non-Competition and Confidentiality obligations and other covenants contained in your Employment Agreement.

10.	Modification and Waiver. No provision of this Agreement may be amended or modified unless the amendment or modification is agreed to in writing and signed by you and by the General Counsel of the Employer. No waiver by either Party of any breach by the other party of any condition or provision of this Agreement to be performed by the other Party shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either Party in exercising any right, power, or privilege under this Agreement operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power, or privilege.
11.	Section 409A. This Agreement is intended to comply with Section 409A, including the exceptions thereto, and shall be construed and administered in accordance with such intent. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service, as a short-term deferral, or as a settlement payment pursuant to a bona fide legal dispute shall be excluded from Section 409A to the maximum extent possible. Each amount to be paid or benefit to be provided under this Agreement shall be construed as a separate and distinct payment for purposes of Section 409A. Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A: (i) you shall not be considered to have terminated employment with the Employer for purposes of any payments under this Agreement which are subject to Section 409A until you would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A; (ii) amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement or any other arrangement between you and the Company during the six (6) month period immediately following your separation from service shall instead be paid on the first business day after the date that is six (6) months following your separation from service (or, if earlier, your date of death); (iii) to the extent required to avoid taxation and/or tax penalties under Section 409A, amounts reimbursable to you under this Agreement shall be paid to you on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to the Employee) during one year may not affect amounts reimbursable or provided in any subsequent year; and (iv) if any severance amount payable under a plan or agreement that you may have a right or entitlement to as of the date of this Agreement constitutes deferred compensation under Section 409A, then the portion of the benefits payable hereunder equal to such other amount shall instead be provided in the form set forth in such other plan or agreement. The Company makes no representation that any or all of the payments described in this Agreement will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. You understand and agree that you shall be solely responsible for the payment
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of any taxes, penalties, interest or other expenses you may incur on account of non-compliance with Section 409A.

 [SIGNATURES ON FOLLOWING PAGE]

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We are pleased to be able to provide you with this Letter Agreement and thank you for your work and continued commitment to the Company. Please do not hesitate to contact me should you wish to discuss the terms of this Letter Agreement further.

Sincerely,

/s/ Sheilagh M. Clarke

Sheilagh M. Clarke
EVP, General Counsel and Secretary

Acknowledged and Agreed:

/s/ Richard A. Johnson
by:
Richard A. Johnson

[Signature Page to Letter Agreement]